RECEIVED
2004 OCT 18 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

5th October 2004

04045528

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we would inform you that Mr. Robert Ernest Adams has been appointed an Independent Non-Executive Director of the Company with effect from 1st October 2004. We enclose herewith the relevant press announcement published today in The Standard and Hong Kong Economic Journal for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Margaret Yu
Secretary

dlo 10/19

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\24\ltr_2004

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group

The Standard Tuesday, October 5, 2004

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Appointment of Independent Non-Executive Director

Hong Kong Aircraft Engineering Company Limited ("the Company") is pleased to announce that Mr. Robert Ernest Adams has been appointed as an independent non-executive director of the Company with effect from 1st October 2004.

Mr. Adams, aged 60, is the Chief Operating Officer of Li & Fung Ltd. He was an Executive Director of CITIC Pacific Limited from 1992 and a non-executive director of Cathay Pacific Airways Limited ("Cathay Pacific") from 1996 until the end of 2003; both are listed on the Hong Kong Stock Exchange and Cathay Pacific is a substantial shareholder of the Company. He has also served as a director of Hong Kong Dragon Airlines Limited, Hong Kong Air Cargo Terminals Limited and Wal-Mart East China Stores Co., Ltd.

Mr. Adams does not have a service contract with the Company. In accordance with the articles of association of the Company, he will hold office until the annual general meeting to be held in 2005 and will then be eligible for re-election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Adams is entitled to the director's fee determined by the Board, currently fixed at the level of HK$80,000 per annum.

Mr. Adams does not have any relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company apart from having been a non-executive director of Cathay Pacific up to the end of 2003. The Directors of the Company, including the independent non-executive directors, have noted the extent of Mr. Adams' past connection with Cathay Pacific and consider that he is qualified to act as an independent non-executive director of the Company.

Mr. Adams does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As at the date of this announcement, the Directors of the Company are:
Executive: D.M. Turnbull, P.K. Chan, M.A. Bowles, J.C.G.Bremridge, M. Hayman
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: J.S. Dickson Leach, A.S.C. Wu, L.K.K. Leong, R.E. Adams

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 4th October 2004

SWIRE

港機工程

香港飛機工程有限公司

(在香港註冊成立之有限公司)

(股票代號：44)

委任獨立非常務董事

香港飛機工程有限公司（「本公司」）欣然宣布，委任羅安達先生（Mr. Robert Ernest Adams）為本公司獨立非常務董事，由二零零四年十月一日起生效。

羅安達先生現年六十歲，為利豐有限公司營運總監。彼由一九九二年起出任中信泰富有限公司常務董事，並由一九九六年出任國泰航空有限公司（「國泰航空」）非常務董事，直至二零零三年年底；兩家公司均於香港聯合交易所上市，而國泰航空乃本公司之主要股東。羅安達先生亦曾任港龍航空有限公司、香港空運貨站有限公司及沃爾瑪華東百貨有限公司之董事。

羅安達先生與本公司並無訂立服務合約。根據本公司之公司章程，其任期將直至二零零五年舉行之股東周年大會，屆時將可候選連任；此後羅安達先生將於其以普通決議案當選後之第三屆股東周年大會上告退，並將可候選連任。羅安達先生將獲發由董事局決定之董事袍金，現定為每年港幣八萬元。

羅安達先生除曾任國泰航空非常務董事至二零零三年年底外，與本公司任何董事或管理高層或本公司任何主要股東或控股股東並無任何關係。本公司董事包括獨立非常務董事在內，已知悉羅安達先生過去與國泰航空之聯繫，並認為彼適宜出任本公司獨立非常務董事一職。

羅安達先生並無持有本公司任何股份權益（定義見《證券及期貨條例》第十五部）。

於本公告所載日期，本公司之在任董事如下：
常務董事：唐寶麟、陳炳傑、馬文博、彭勵志、馬海文
非常務董事：梁德基、何祖英、容漢新、湯彥麟
獨立非常務董事：李德信、吳樹熾、梁國權、羅安達

承董事局命

香港飛機工程有限公司
公司秘書
余陳秀梅
香港，二零零四年十月四日

太古